ATTORNEYS AT LAW • A PROFESSIONAL CORPORATION	1810 Chapel Avenue West Cherry Hill, NJ 08002 (856) 661-1900 Fax: (856) 661-1919 www.flastergreenberg.com

Markley S. Roderick, Esquire
Admitted in New Jersey & Pennsylvania
Direct Dial:  (856) 661-2265
Email:  mark.roderick@flastergreenberg.com

June 15, 2018

Filed Via EDGAR with Copy by Email
Sandra Hunter Berkheimer
Office of Real Estate and Commodities
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Impact Housing REIT, LLC (the “Fund”) Offering Statement on Form 1-A Post-Qualification Amendment No. 5 Filed June 8, 2018 File No. 024-10649

Dear Ms. Berkheimer:

This is in response to your letter of June 14, 2018. We have copied below the comment from your June 14th letter, and provided the Fund’s response below it. Also enclosed are clean and blacklined versions of the Offering Circular reflecting the changes we have made in response to your letter, each of which is described below.

The revised Offering Circular (but not the blacklined version) has also been filed through EDGAR.

Your Question #1

Risks of Investing, page 1

1. We note your revisions in response to comment 2 of our prior letter. Please revise your disclosure to confirm whether the waiver of trial by jury provision applies to claims made under the federal securities laws. Please also confirm that Delaware law permits such a provision, or alternatively address any questions as to enforceability.

Sandra Hunter Berkheimer
Securities and Exchange Commission
June 15, 2018

Our Response:

In response to this comment, the Fund has removed the jury trial waiver provision from the Investment Agreement.

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Thank you for your continued attention to this matter. Please let us know if you have further questions or need additional information.

Very truly yours,

Markley S. Roderick

Enclosures
cc:  Edward P. Lorin, CEO (sent via email with enclosures)